UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

           ---------------------------------------------------------

                                 SCHEDULE 13D/A
                                (Amendment No. 4)
                    Under the Securities Exchange Act of 1934

                               JARDEN CORPORATION
                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $0.01 PER SHARE

                         (Title of Class of Securities)


                                   471109 10 8

                                 (CUSIP Number)

                             SCOTT A. ARENARE, ESQ.
                      MANAGING DIRECTOR AND GENERAL COUNSEL
                               WARBURG PINCUS LLC
                              466 LEXINGTON AVENUE
                            NEW YORK, NEW YORK 10017
                                 (212) 878-0600
             ------------------------------------------------------

                  (Name, Address and Telephone Number of Person
                 Authorized to Receive Notices of Communication)

             ------------------------------------------------------

                                 With a copy to:
                           ANDREW R. BROWNSTEIN, ESQ.
                               DAVID M. SILK, ESQ.
                         WACHTELL, LIPTON, ROSEN & Katz
                               51 WEST 52ND STREET
                            NEW YORK, NEW YORK 10019
                                 (212) 403-1000

                                 August 14, 2005
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g),
check the following box. [ ]

--------------------------                            --------------------------
CUSIP No. (471109 10 8)           SCHEDULE 13D                  (Page 2)
--------------------------                            --------------------------
-------- -----------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         Warburg Pincus Private Equity VIII, L.P.

         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
         I.R.S. Identification No. 13-4161869
-------- -----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)[ ]
                                                                     (b)[X]
-------- -----------------------------------------------------------------------
   3     SEC USE ONLY
-------- -----------------------------------------------------------------------
   4     SOURCE OF FUNDS
         WC
-------- -----------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) or 2(e)                                           [ ]
-------- -----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
-------- -----------------------------------------------------------------------
       NUMBER OF           7    SOLE VOTING POWER
        SHARES                  0
     BENEFICIALLY        ------ ------------------------------------------------
       OWNED BY            8    SHARED VOTING POWER
         EACH                   14,589,923 (see Items 4 and 5)
       REPORTING         ----- -------------------------------------------------
      PERSON WITH          9    SOLE DISPOSITIVE POWER
                                0
                         ------ ------------------------------------------------
                          10    SHARED DISPOSITIVE POWER
                                14,589,923 (see Item 5)
-------- -----------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         14,589,923 (see Item 5)
-------- -----------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                [ ]
-------- -----------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         21.3% (see Item 5)
-------- -----------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON
         PN
-------- -----------------------------------------------------------------------

--------------------------                            --------------------------
CUSIP No. (471109 10 8)           SCHEDULE 13D                  (Page 3)
--------------------------                            --------------------------
-------- -----------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         Warburg Pincus Partners LLC

         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
         I.R.S. Identification No. 13-6358475
-------- -----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)[ ]
                                                                     (b)[X]
-------- -----------------------------------------------------------------------
   3     SEC USE ONLY
-------- -----------------------------------------------------------------------
   4     SOURCE OF FUNDS
         N/A
-------- -----------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) or 2(e)                                           [ ]
-------- -----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         New York
-------- -----------------------------------------------------------------------
       NUMBER OF           7    SOLE VOTING POWER
        SHARES                  0
     BENEFICIALLY        ------ ------------------------------------------------
       OWNED BY            8    SHARED VOTING POWER
         EACH                   14,589,923 (see Items 4 and 5)
       REPORTING         ------ ------------------------------------------------
      PERSON WITH          9    SOLE DISPOSITIVE POWER
                                0
                         ------ ------------------------------------------------
                          10    SHARED DISPOSITIVE POWER
                                14,589,923 (see Item 5)
-------- -----------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         14,589,923 (see Item 5)
-------- -----------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                 [ ]
-------- -----------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         21.3% (see Item 5)
-------- -----------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON
         PN
-------- -----------------------------------------------------------------------

--------------------------                            --------------------------
CUSIP No. (471109 10 8)           SCHEDULE 13D                  (Page 4)
--------------------------                            --------------------------
-------- -----------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         Warburg Pincus & Co.

         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
         I.R.S. Identification No. 13-6358475
-------- -----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)[ ]
                                                                     (b)[X]
-------- -----------------------------------------------------------------------
   3     SEC USE ONLY
-------- -----------------------------------------------------------------------
   4     SOURCE OF FUNDS
         N/A
-------- -----------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) or 2(e)                                           [ ]
-------- -----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         New York
-------- -----------------------------------------------------------------------
       NUMBER OF           7    SOLE VOTING POWER
        SHARES                  0
     BENEFICIALLY        ------ ------------------------------------------------
       OWNED BY            8    SHARED VOTING POWER
         EACH                   14,589,923 (see Items 4 and 5)
       REPORTING         ------ ------------------------------------------------
      PERSON WITH          9    SOLE DISPOSITIVE POWER
                                0
                         ------ -----------------------------------------------
                          10    SHARED DISPOSITIVE POWER
                                14,589,923 (see Item 5)
-------- -----------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         14,589,923 (see Item 5)
-------- -----------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                 [ ]
-------- -----------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         21.3% (see Item 5)
-------- -----------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON
         PN
-------- -----------------------------------------------------------------------

--------------------------                            --------------------------
CUSIP No. (471109 10 8)           SCHEDULE 13D                  (Page 5)
--------------------------                            --------------------------
-------- -----------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         Warburg Pincus LLC

         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
         I.R.S. Identification No. 13-3536050
-------- -----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)[X]
                                                                     (b)[ ]
-------- -----------------------------------------------------------------------
   3     SEC USE ONLY
-------- -----------------------------------------------------------------------
   4     SOURCE OF FUNDS
         N/A
-------- -----------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) or 2(e)                                           [ ]
-------- -----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         New York
-------- -----------------------------------------------------------------------
       NUMBER OF           7    SOLE VOTING POWER
        SHARES                  0
     BENEFICIALLY        ------ ------------------------------------------------
       OWNED BY            8    SHARED VOTING POWER
         EACH                   14,589,923 (see Items 4 and 5)
       REPORTING         ------ ------------------------------------------------
      PERSON WITH          9    SOLE DISPOSITIVE POWER
                                0
                         ------ ------------------------------------------------
                          10    SHARED DISPOSITIVE POWER
                                14,589,923 (see Item 5)
-------- -----------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         14,589,923 (see Item 5)
-------- -----------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                 [ ]
-------- -----------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         21.3% (see Item 5)
-------- -----------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON
         OO
-------- -----------------------------------------------------------------------

         This Amendment No. 4 to Schedule 13D (this "Amendment") amends and supplements the Schedule 13D (the "Schedule 13D") (as previously amended) filed on behalf of Warburg Pincus Private Equity VIII, L.P., a Delaware limited partnership ("WP VIII"), Warburg Pincus Partners LLC, a New York limited liability company ("WPP LLC") and a subsidiary of Warburg Pincus & Co., a New York general partnership ("WP"), and Warburg Pincus LLC, a New York limited liability company ("WP LLC" and, together with WP VIII, WPP LLC and WP, the "Reporting Entities"). The holdings of the Reporting Persons indicated in this
Schedule 13D include the holdings of Warburg Pincus Netherlands Private Equity VIII C.V. I ("WPNPE VIII I") and Warburg Pincus Germany Private Equity VIII KG ("WPGPE VIII", and together with WP VIII and WPNPE VIII I, the "Investors"). WP, WPP LLC, WP LLC and the Investors are referred to in this Amendment as the "Group Members." This Schedule 13D relates to the common shares, par value $0.01, of Jarden Corporation, a Delaware corporation (the "Company"). Unless the context otherwise requires, references herein to the "Common Stock" are to the shares of common stock of the Company, par value $0.01 per share.

         The Group Members are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

         Unless set forth below, all previous items are unchanged. Capitalized terms used herein which are not defined herein have the meanings given to them in the Schedule 13D.

ITEM 4.  PURPOSE OF TRANSACTION.

         Item 4 is hereby amended and by adding the following to the end of such
Item:

         Effective June 20, 2005, the Common Stock was split 3:2 resulting in the issuance of 723,968 shares of Common Stock to the Investors.

         On August 14, 2005, the Company converted all of the shares of Series B Convertible Participating Preferred Stock of the Company ("Series B Preferred Stock") owned by the Investors into Common Stock in accordance with the terms of the Certificate of Designations relating to the Series B Preferred Stock with each share of Series B Preferred Stock being converted into shares of Common Stock. The number of shares of Common Stock into which a share of the Series B Preferred Stock was convertible was determined by dividing a certain value per share (the "Base Liquidation Value") in effect at the time of conversion, by the conversion price in effect at the time of conversion. The Base Liquidation Value was initially $1,000 upon the issuances of the shares of Series B Preferred Stock and was subject to certain adjustments as set forth in the Certificate of Designations relating to the Series B Preferred Stock. The conversion price was initially $32.00 and at the time of the conversion was $21.33 as a result of the 3-for-2 stock split.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Item 5 is hereby amended and restated in its entirety as follows:

         (a) Due to their respective relationships with each other, as of August 15, 2005, the Group Members may be deemed to beneficially own, in the aggregate, 14,589,923 shares of Common Stock of the Company, representing approximately 21.3% of the outstanding shares of Common Stock, based on (i) 54,107,515 shares of Common Stock outstanding as of August 2, 2005 and (ii) 14,487,601 shares of Common Stock issued to holders of Series B Preferred Stock upon the conversion of such shares of Series B Preferred Stock on August 14, 2005. The Group Members are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Exchange Act.

         (b) To the extent the Investors may be deemed to beneficially own the shares of Common Stock discussed herein, each of WPP LLC, WP and WP LLC may share with the Investors the power to vote or to direct the vote and to dispose or to direct the disposition of those shares.

         (c) Except as set forth in Item 4 and in this Item 5 of the Schedule 13D and this Amendment, during the last sixty days there were no transactions effected by the Reporting Entities or by any of the persons set forth on
Schedule I hereto.

         (d) Except as set forth in Item 4 and in this Item 5 of the Schedule 13D and this Amendment, supra, no person other than each respective record owner referred to herein of the Securities is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such Securities.

         (e)    Not applicable.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         1. Joint Filing Agreement, dated as of June 14, 2005, by and among Warburg Pincus Private Equity VIII, L.P.; Warburg Pincus & Co.; and Warburg Pincus LLC. (filed previously)

         2. Purchase Agreement, dated as of September 19, 2004, by and between Jarden Corporation and Warburg Pincus Private Equity VIII, L.P. (incorporated in this
                   Schedule 13D by reference to Exhibit 10.2 of the Current Report on Form 8-K filed by Jarden Corporation on September 23, 2004)

         3. Form of Certificate of Designations, Preferences and Rights of Series B Convertible Participating Preferred Stock of Jarden Corporation. (incorporated in this Schedule 13D by reference to Exhibit 10.3 of the Current Report on Form 8-K filed by Jarden Corporation on September 23, 2004)

         4. Form of Certificate of Designations, Preferences and Rights of Series C Mandatory Convertible Participating Preferred Stock of Jarden Corporation. (incorporated in this Schedule 13D by reference to Exhibit 10.4 of the Current Report on Form 8-K filed by Jarden Corporation on September 23, 2004)

         5. Assignment and Joinder Agreement, dated October 8, 2004, by and among Jarden Corporation, Catterton Partners V, L.P., Catterton Partners V Offshore, L.P., Catterton Coinvest I, L.L.C., Warburg Pincus Netherlands Private Equity VIII C.V. I, Warburg Pincus Netherlands Private Equity VIII C.V. II, Warburg Pincus Germany

                   Private Equity VIII KG and Warburg Pincus Private Equity VIII, L.P. (filed previously)

         6. Escrow Agreement, dated as of October 8, 2004, by and among Jarden Corporation, Warburg Pincus Private Equity VIII, L.P. and National City Bank, a national banking association, as escrow agent. (filed previously)

                                   SIGNATURES

                  After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:     August 16, 2005

                                  WARBURG PINCUS PRIVATE EQUITY VIII, L.P.

                                  By:   Warburg Pincus & Co.,
                                        General Partner
                                  By:   /s/  Scott A. Arenare
                                        ----------------------------------------
                                        Name:  Scott A. Arenare
                                        Title:  Partner

                                  WARBURG PINCUS PARTNERS LLC

                                  By:   /s/  Scott A. Arenare
                                        ----------------------------------------
                                  Name:  Scott A. Arenare
                                  Title:  Managing Director

                                  WARBURG PINCUS & CO.

                                  By:   /s/  Scott A. Arenare
                                        ----------------------------------------
                                        Name:  Scott A. Arenare
                                        Title: Partner

                                  WARBURG PINCUS LLC

                                  By:   /s/  Scott A. Arenare
                                        ----------------------------------------
                                        Name:  Scott A. Arenare
                                        Title:  Managing Director

                                INDEX OF EXHIBITS

         1. Joint Filing Agreement, dated as of June 14, 2005, by and among Warburg Pincus Private Equity VIII, L.P.; Warburg Pincus & Co.; and Warburg Pincus LLC (filed previously)

         2. Purchase Agreement, dated as of September 19, 2004, by and between Jarden Corporation and Warburg Pincus Private Equity VIII, L.P. (incorporated in this Schedule 13D by reference to Exhibit 10.2 of the Current Report on Form 8-K filed by Jarden Corporation on September 23, 2004)

         3. Form of Certificate of Designations, Preferences and Rights of Series B Convertible Participating Preferred Stock of Jarden Corporation. (incorporated in this Schedule 13D by reference to Exhibit 10.3 of the Current Report on Form 8-K filed by Jarden Corporation on September 23, 2004)

         4. Form of Certificate of Designations, Preferences and Rights of Series C Mandatory Convertible Participating Preferred Stock of Jarden Corporation. (incorporated in this Schedule 13D by reference to Exhibit 10.4 of the Current Report on Form 8-K filed by Jarden Corporation on September 23, 2004)

         5. Assignment and Joinder Agreement, dated October 8, 2004, by and among Jarden Corporation, Catterton Partners V, L.P., Catterton Partners V Offshore, L.P., Catterton Coinvest I, L.L.C., Warburg Pincus Netherlands Private Equity VIII C.V. I, Warburg Pincus Netherlands Private Equity VIII C.V. II, Warburg Pincus Germany Private Equity VIII KG and Warburg Pincus Private Equity VIII, L.P. (filed previously)

         6. Escrow Agreement, dated as of October 8, 2004, by and among Jarden Corporation, Warburg Pincus Private Equity VIII, L.P. and National City Bank, a national banking association, as escrow agent. (filed previously)